October 13, 2009

Via EDGAR
Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

RE:	Camden Learning Corporation Preliminary Proxy Statement on Schedule 14A Filed September 28, 2009 File No. 000-52919

Dear Mr. Spirgel:

On behalf of Camden Learning Corporation (“Camden”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder the Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) to our Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 28, 2009 (the “Preliminary Proxy Statement”), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated October 5, 2009 with respect to the Amended Preliminary Proxy Statement which was filed in connection with the proposed transaction.  Marked courtesy copies of this filing are being sent via overnight courier to yourself, Jay H. Knight, Inessa Kessman and Kyle Moffatt.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Questions and Answers about the Proposals, page 1

How is Management of Camden Voting, page 13

1.
We note that Camden Learning, LLC, Donald Hughes, and David Warnock each filed a Form 4 on September 28, 2009, which disclosed the purchase of 12,600 warrants on September 24, 2009. Please revise here and throughout your prospectus to update your disclosure to account for this purchase. Also, disclose the total percentage of warrants held by your sponsor and how your sponsor intends to vote its holdings in the warrant proposal.

We have added disclosure here and throughout the Amended Preliminary Proxy Statement to account for such warrant purchase. In addition, we have disclosed the total percentage of warrants held by the Company’s sponsor, as well as its intention to vote its holdings in favor of the warrant proposal.

2.	In your response, please tell us whether or not the purchase of warrants by your sponsor on September 24, 2009 was made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934.

This will confirm that the purchase of warrants by the Company’s sponsor was made in accordance with a Rule 10b5-1 plan.

3.
We note that Camden Learning, LLC, Donald Hughes, and David Warnock have not filed an amendment to their Schedule 13D to reflect the recent common stock and warrant purchases. While the staff recognizes that the filing obligation is that of the shareholders, not the company, we note the close affiliation among these parties. Please advise whether an amendment will be filed by the interested parties.

An amendment to the above-referenced Schedule 13D has been filed with the Securities and Exchange Commission on October 7, 2009.

Proposal to Be Considered by Camden Warrantholders, page 78

Purpose of the Redemption, page 78

4.
We note that you have deleted the reference to “strategic opportunities” in response to comment 29 in our letter dated September 22, 2009. In this regard, please also revise the corresponding disclosure in the section titled “Why is Camden proposing the Warrant Redemption Proposal?” on page 5.

We have revised the corresponding disclosure as requested.

Proposal 1 - The Merger Proposal, page 80

Background of the Merger, page 80

5.	In the second bulleted sentence in the sixth paragraph on page 80, please correct the typographical error "lp;1consideration."

We have corrected such typographical error as requested.

6.
We note your revised disclosure in response to comment 31 in our letter dated September 22, 2009, which related to the reason for the amendment to the Merger Agreement on August 11, 2009. Please revise to further explain why the Merger Agreement was amended to include the warrant redemption, including the negotiations that led to its inclusion.

We have revised the disclosure to add further explanation as requested.

The Fairness Opinion, page 87

7.
In reviewing the supplemental materials you provided in response to comment 33 in our letter dated September 22, 2009, we note that Signal Hill referred to a “tender offer for 0.51 mm shares” by your sponsor. (See page 16 of the presentation dated August 7, 2009.) In your response letter, please provide your legal analysis as to whether the common stock purchases made by your sponsor should properly be categorized as a tender offer.

We respectfully submit that, as a general matter, we do not believe that a notation in a banker’s supplemental materials which incorrectly refers to a “tender offer” should be a factor in determining whether a tender offer is or will be conducted in connection with this transaction.  Notwithstanding the foregoing, we believe the shares which were purchased (the “10b5-1 Purchases”) by the Sponsor in the open market pursuant to a 10b5-1  Plan (the “10b5-1 Plan”) should not be construed to be a tender offer.  Rule 13e-4(a)(2) defines an “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”  The 10b5-1 Purchases were isolated transactions with one or a discrete group of stockholders who elected to sell their shares.  The 10b5-1 Purchases were not intended to be and did not constitute the types of activities governed by the tender offer rules, namely, broad public offers, or invitations for offers, to purchase securities from all of the Company’s stockholders.

Although “tender offer” is not specifically defined either by statute or regulation, courts have generally applied the similar tests in defining what a tender offer is.  A widely adopted test for whether a tender offer exists was set forth in the case of Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd. 682 F.2d 355 (2d Cir. 1982).  Under the Wellman test, the existence of a tender offer is determined by examining the following factors, which we examine under the present circumstances known to us:

1.           Active and widespread solicitation of public stockholders for the shares of an issuer.  The Sponsor did not participate in active and widespread solicitation of public stockholders in connection with the 10b5-1 Purchases.

2.           Solicitation made for a substantial percentage of the issuer’s stock.  The 10b5-1 Purchases were made in the open market pursuant to a 10b5-1 Plan. In addition, the 10b5-1 Purchases did not constitute a substantial percentage of the Company’s stock.

3.           Offer to purchase made at a premium over the prevailing market price.  The 10b5-1  Purchases were made pursuant to a 10b5-1 Plan.  The Plan provided that such purchases were to be made at a price not more than the lower of (i) $7.92 per share or (ii) a price that did not exceed the highest independent bid or the last independent transaction price, whichever is higher, at the time the purchase is effected.

4.           Terms of the offer are firm rather than negotiable.  Terms of the 10b-5 Purchases are subject to the 10b5-1 Plan.

5.           Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  This aspect of the Wellman test again strongly implies that a tender offer is a broad, publicly disseminated offer to purchase securities, which the 10b5-1 Purchases were not.  The 10b5-1 Purchases were not contingent upon the purchase of a set number of shares, nor were they subject to a fixed maximum to be purchased.

6.           Offer open only a limited period of time.  The 10b5-1 Plan stipulated that purchases could take place commencing upon the date the Plan was implemented and terminating upon the date a business combination was consummated.

7.           Offeree subjected to pressure to sell his or her stock.  The 10b5-1 Purchases were made in the open market pursuant to the 10b5-1 Plan.

8.           Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities.  There was no public announcement preceding the 10b5-1 Purchases.

For the foregoing reasons, we do not believe the common stock purchases made by our sponsor should be categorized as a tender offer.

Certain Forecasts, page 91

8.
We note your inclusion of Dlorah’s financial projections in response to comment 34 in our letter dated September 22, 2009. Please explain the financial metrics EBIT and free cash flow, including why Dlorah's management considers these metrics helpful to understanding its business.

We have revised the section by adding footnotes to each of the EBIT and free cash flow metrics to further describe their usefulness in understanding Dlorah’s business.

Business of Camden, page 141

Opportunity for stockholder approval of business combination, page 142

9.
We note your revised disclosure in response to comment 38 in our letter dated September 22, 2009, which related to clarifying the meaning of “public stockholders.” Please further revise to clarify that you will proceed with the transaction only if a majority of the shares of common stock purchased in the IPO or in the after market are voted in favor of the transaction.

We have revised the disclosure as requested.

Compensation of Dlorah Management, page 177

10.
In your discussion of cash incentive bonuses beginning on page 178, you state that bonuses to Dlorah's executive officers are based “primarily” on their performance against pre-determined goals (e.g., adjusted net income, adjusted gross profit, etc.). We also note that the amounts paid in 2008 are disclosed under “Bonus” rather than “Non-Equity Incentive Plan Compensation.” Please advise whether Dlorah's management viewed the determination of amounts paid as discretionary versus determined pursuant to a pre-existing formula. If the latter, please revise to disclose the quantitative performance targets and threshold levels that had to be reached for payment to each named executive officer.

We agree with your characterization of the incentive cash payments as “Non-Equity Incentive Plan Compensation”, and have revised the disclosure accordingly.

Beneficial Ownership of Camden Securities, page 200

11.
Since your warrant holders will be voting together as a separate class, please revise to create a new section to disclose the beneficial ownership information required by Item 403 of Regulation S-K with respect to the warrants.

We have created a new section to disclose the beneficial ownership information available to us with respect to the warrants as requested.

Should you have any questions, please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at (212) 370-1300 ext 7118.

Very truly yours,

/s/David L. Warnock________
David L. Warnock, Chief Executive Officer